SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION

SAVINGS PLAN

(Full Title of Plan)

FIRST HORIZON NATIONAL CORPORATION

(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE

MEMPHIS, TENNESSEE 38103

(Address of Principal Executive Office of Issuer and of Plan)

first horizon national corporation

savings plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered

Public Accounting Firm Thereon)

Note:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Pension, Savings and Flexible Compensation Committee

First Horizon National Corporation Savings Plan

Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of the First Horizon National Corporation Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.
Memphis, Tennessee

July 7, 2016

1

first horizon national corporation savings Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:
Investments - at fair value: (Notes 2 and 8)
First Horizon National Corporation, common stock fund	$129,032,777	$124,401,123
Common stocks - other	702,051	1,016,857
Mutual funds	139,902,129	153,775,956
Money market funds	20,519,685	20,205,485
Stable value fund (common/collective trust)	26,381,454	25,600,304
Common/collective trust funds	121,178,241	114,708,913
Self directed brokerage account	12,719,849	10,331,592
Total investments - at fair value	450,436,186	450,040,230

Cash	663,349	—

Receivables:
Employer contributions	588,065	437,516
Notes receivable from participants	9,111,449	8,813,829
Due from broker	—	95,479
Due from broker - brokerage account	—	137,884
Interest and dividends - brokerage account	—	6,636
Total receivables	9,699,514	9,491,344

Total assets	460,799,049	459,531,574

Liabilities:
Expense accrual	44,604	107,910
Due to broker - brokerage account	—	201,773
Total liabilities	44,604	309,683

Net assets available for benefits	$460,754,445	$459,221,891

Certain previously reported amounts have been reclassified to agree with current presentation.

See accompanying notes to financial statements.

2

first horizon national corporation savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions, net:
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in investments	$(4,658,709)
Interest and dividend income	7,901,634
Net investment income (loss)	3,242,925

Interest income on notes receivable from participants	290,351

Contributions:
Participants	18,761,646
Employer	13,726,630
Rollovers	3,130,772
Total contributions	35,619,048

Total additions	39,152,324

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	36,944,703
Administrative expenses	675,067
Total deductions	37,619,770

Net increase	1,532,554

Net assets available for benefits:
Beginning of year	459,221,891
End of year	$460,754,445

See accompanying notes to financial statements.

3

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Plan Description

The following description of First Horizon National Corporation Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution retirement savings plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the “Company” or “Plan Sponsor”) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Since inception, the Plan document has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee of the Company. Wilmington Trust Company served as trustee of the Plan and Aon Hewitt served as recordkeeper of the Plan through March 31, 2015. Effective April 1, 2015, the Company replaced the trustee of the Plan, Wilmington Trust Company, with State Street Bank and Trust Company. The Company also replaced the recordkeeper of the Plan, Aon Hewitt, with Transamerica Retirement Solutions Corporation (“Transamerica”).

Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the investment options available to active participants and defer payment of benefits. These segregated accounts are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate.

Effective April 1, 2015, the Plan eliminated the Thornburg International Value Fund, replacing it with Non-US Equity Option, and eliminated Royce Premier Fund (Small Cap Value Equity), replacing it with the Small Cap Value Fund.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours or more. A participant may authorize payroll deductions from 1% to 60% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make Pre-tax and Roth contributions (from 1% to 50% of eligible pay) and other after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions

4

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Plan Description (continued)

into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

Effective January 1, 2014, automatic savings plan enrollment deferrals for new hires, rehires, and newly eligible enrollees increased from 1% to 3% of eligible pay.

The Company makes three types of contributions on behalf of participants to the Plan:

Company matching contributions - After one year of service all participants are eligible for matching contributions. Effective January 1, 2013, all participants receive 100% matching of the first 1% to 6% of participant pre-tax, catch-up, and Roth 401(k) contributions. These contributions will be invested according to a participant’s current investment elections. Prior to 2013, matching contributions were received for 50% of the first 1% to 6% of eligible participant contributions and were invested in the First Horizon National Corporation Common Stock Fund but could be redirected into the other investment options within the Plan. Effective January 1, 2013, these contributions are subject to a three-year vesting schedule for new hires. For all other savings plan participants, these contributions are 100% vested at all times.

Company savings contributions - The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. These contributions are 100% vested at all times.

Employer Non Elective Contributions (“ENECs”) - The Company may also make ENECs for employees not participating in a regular bonus program provided by the Company. ENECs, which are based upon the Company’s performance from the previous year, are determined annually as a percentage of an eligible participant’s eligible earnings. These contributions are subject to a two-year cliff vesting schedule at which point they become 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability, retirement or termination of service for other reasons, a participant or beneficiary may elect to receive a lump sum amount equal to the value of the participant’s vested interest in their account, or a direct rollover into an eligible retirement

5

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Plan Description (continued)

plan, as defined. Qualified retirees are also given the option of partial distributions. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and vested ENECs at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their vested account. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the First Horizon National Corporation Common Stock Fund may be received in the form of shares of Company common stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings or losses. Additionally, each participant’s account is charged a fixed amount per quarter towards the Plan’s recordkeeping expenses as well with an allocation for asset management fees, amounts paid to other service providers, and remaining recordkeeping costs. Allocations are based upon participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Vesting

Participants are vested immediately in their personal contributions, plus actual earnings thereon. Effective January 1, 2013, Company matching contributions are subject to a three-year vesting schedule for new hires. For all other savings plan participants, these contributions are 100% vested at all times. Vesting in the ENEC portion of a participant’s account is based on years of continuous service. ENEC contributions are subject to a two year cliff vesting schedule at which point the contributions become 100% vested.

(e)	Forfeited Accounts

At December 31, 2015 forfeited nonvested accounts totaled $256,118. Forfeited amounts may be reallocated to eligible participants based upon eligible compensation as defined by the Plan document, used to offset employer contributions, be applied to restore participant’s nonvested account upon timely exercise of a buy-back right, or be applied towards expenses of the administration of the Plan or its related trust. Previously forfeited amounts totaling $199,044 were applied towards expenses of the administration of the Plan during 2015.

6

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Plan Description (continued)

(f)	Notes Receivable from Participants

Active employee participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account. Interest rates are set quarterly based on the interest rate on the 15th day of the month preceding the new quarter and is based on the prime rate as published in the Wall Street Journal. At December 31, 2015, interest rates ranged from 3.25% to 8.25%. Principal and interest is generally paid ratably through payroll deductions.

Prior to April 1, 2009, participants could have up to 3 loans outstanding at one time. After April 1, 2009, up to two loans may be outstanding at one time, but participants could have only one general purpose loan and one primary residence loan per calendar year. Participants who had three outstanding loans prior to April 1, 2009 have been allowed to keep the outstanding loans.

Prior to April 1, 2015, participants could have loan terms that ranged from 6 months for both general purpose and primary residence loans. Additionally, participants could only have one general purpose loan and one primary residence loan per calendar year. Effective April 1, 2015, the minimum loan term was increased to 12 months for both general purpose and primary residence loans. Also effective April 1, 2015, participants may have either two general purpose loans outstanding or one general purpose loan and one primary residence loan. A participant is not eligible to receive more than one primary residence loan and one loan for any other purpose in any twelve month period.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting, with the exception of benefit payments which are recorded when paid.

(b)	Adoption of New Accounting Standards

In 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07 which amends existing guidance related to the measurement, reporting and disclosure of fully benefit-responsive investment contracts (“FBRICs”). Additionally, in 2015 the FASB issued ASU 2015-12 which amends various other disclosure requirements applicable to investments held by defined contribution pension plans. The new guidance requires FBRICs to be measured, presented, and disclosed only at contract value, and it clarifies that a plan’s investments in stable value funds are not FBRICs and should be measured and presented only at

7

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies (continued)

fair value. The new guidance also eliminates or simplifies various disclosure requirements applicable to plan investments. Adoption of the new guidance resulted in removal of FBRICs and investments for which fair value is measured at net asset value (or its equivalent) from the fair value hierarchy, the reporting of investments within the fair value hierarchy by general type rather than by classes of investments, and other changes in investment disclosure requirements. The Plan elected to early adopt these standards in the 2015 financial statements, each of which requires retrospective application to all periods presented. The adoption of these standards had no effect on the Plan’s net assets available for benefits. However, Total Investments - at fair value were reduced by $510,831 from the amount previously reported as of December 31, 2014, and the Adjustment to contract value from fair value for interest in common/collective trust relating to fully benefit-responsive investment contracts of $510,831 as of December 31, 2014 was eliminated.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

Investments in mutual funds are recorded at fair value based on the funds’ reported closing net asset values as of the last business day of the year. The mutual funds held by the Plan are deemed to be actively traded. Investments in money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year-end. The investment in the stable value fund and the common/collective trust funds are valued at the closing net asset values determined by the trustees of such funds based upon the fair value of the underlying securities held by a fund less its liabilities. The stable value fund and the common/collective trust funds provide for daily redemptions by the Plan at reported net asset value per share, with no advance notice requirement. Investments in common stocks are valued at the last reported sales price on the active market on which the individual securities are traded on the last business day of the year. The First Horizon National Corporation Common Stock Fund is accounted for on a unit accounting basis for which the investment is stated at the closing net asset value determined by the Plan’s trustee as of the last business day of the year.

8

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies (continued)

Investments held in the self-directed brokerage account constitute a broad array of stocks, mutual funds, money market funds, and partnerships/joint venture interests. Fair values of these investments are determined based on evaluated prices using observable, market-based inputs such as data from Interactive Data. There were no changes in the valuation methodologies used at December 31, 2015 and 2014.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or future fair values. Furthermore, although plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income (loss) includes unrealized and realized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts.

(e)	Contributions

Participant and employer contributions are recognized when earned. Rollovers are recognized when approved by the Plan Sponsor.

(f)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when paid.

9

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(2)	Summary of Significant Accounting Policies (continued)

(g)	Administrative Expenses

Administrative expenses are recognized when incurred. Certain Plan expenses are paid by the Plan Sponsor and not included in the financial statements. Certain investment expenses are included in Net depreciation in investments.

(h)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(3)	Risks and Uncertainties

Investments, including the First Horizon National Corporation common stock fund, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(4)	Concentration of Participant Investments

The Plan has a significant portion of its assets invested in First Horizon National Corporation common stock fund. This investment in the First Horizon National Corporation common stock fund approximates 28% and 27% of the Plan’s net assets available for benefits as of December 31, 2015 and 2014, respectively.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the Plan provides that all affected participants’ interests will become fully vested and nonforfeitable.

(6)	Tax Status of Plan

The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated August 21, 2014, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receipt of such letter; however,

10

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(6)	Tax Status of Plan (continued)

the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC. Management is unaware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to December 31, 2012.

(7)	Related-Party and Party-in-Interest Transactions

Certain Plan investments are shares of First Horizon National Corporation common stock and mutual funds and common/collective trust funds which were managed by Wilmington Trust Company through March 31, 2015. Effective April 1, 2015, State Street Bank and Trust Company manages the Plan’s shares of First Horizon National Corporation common stock and mutual funds and common/collective trust funds. First Horizon National Corporation is the Plan sponsor. Wilmington Trust Company was the custodian and trustee through March 31, 2015. State Street Bank and Trust Company is the custodian and trustee effective April 1, 2015. Therefore, these transactions with First Horizon National Corporation, Wilmington Trust Company, and State Street Bank and Trust Company qualify as party-in-interest transactions during the time periods provided above. Due to serving as trustee of the segregated participant accounts, First Tennessee Bank National Association also qualifies as a party-in-interest. Additionally, through the self-directed brokerage account, funds are held in short-term investments that were managed by Aon Hewitt through March 31, 2015. Since Aon Hewitt was the recordkeeper through March 31, 2015, such transactions also qualify as party-in-interest transactions.

The Company also provides the Plan with certain management and administrative services for which no fees are charged.

(8)	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable

11

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(8)	Fair Value Measurements (continued)

inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
12

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(8)	Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, as applicable, the Plan’s investments at fair value as of December 31, 2015:

Investments at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total

Company common stock	$129,032,777	$—	$—	$129,032,777
Common stocks - other	702,051	—	—	702,051
Mutual funds	139,902,129	—	—	139,902,129
Money market funds	20,519,685	—	—	20,519,685
Self-directed brokerage account	12,719,849	—	—	12,719,849

Total investments in fair value hierarchy	302,876,491	—	—	302,876,491
Stable value fund*				26,381,454
Common/collective trust funds*				121,178,241

Total investments at fair value	$302,876,491	$—	$—	$450,436,186

13

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(8)	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, as applicable, the Plan’s investments at fair value as of December 31, 2014:

Investments at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total

Company common stock	$124,401,123	$—	$—	$124,401,123
Common stocks - other	1,016,857	—	—	1,016,857
Mutual funds	153,775,956	—	—	153,775,956
Money market funds	20,205,485	—	—	20,205,485
Self-directed brokerage account	10,331,592	—	—	10,331,592
Total investments in fair value hierarchy	309,731,013	—	—	309,731,013
Stable value fund*				25,600,304
Common/collective trust funds*				114,708,913

Total investments at fair value	$309,731,013	$—	$—	$450,040,230

* Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statements of net assets available for benefits. Such investments have no redemption restrictions or unfunded commitments and redemptions of these investments may occur each business day.

There were no transfers of investments between levels of the fair value hierarchy during 2015.

(9)	Benefits Payable

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but have not been paid as of December 31, 2015 or 2014. Plan assets allocated to these participants were $0 for 2015 and $351,393 for 2014.

14

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 expected to be filed for December 31, 2015 and 2014:

	2015	2014

Net assets available for benefits per the financial statements	$460,754,445	$459,221,891
Less: Benefits payable	—	(351,393)
Add: Adjustment to contract value	—	510,831
Net assets available for benefits per the Form 5500	$460,754,445	$459,381,329

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 expected to be filed for 2015:

2015

Benefits paid to participants per the financial statements	$36,944,703
Less: accrual for prior year	(351,393)
Add: accrual for current year	—
Benefits paid to participants per the Form 5500	$36,593,310

15

first horizon national corporation savings Plan

Notes to Financial Statements

December 31, 2015 and 2014

(10)	Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the total increase in net assets available for benefits per the financial statements to the Form 5500 expected to be filed for 2015:

2015

Total increase in assets per the financial statements	$1,532,554
Cumulative adjustment to contract value	(510,831)
Cumulative benefits payable	351,393
Net income (loss) per the Form 5500	$1,373,116

(11)	Subsequent Events Evaluation

The Plan has evaluated subsequent events through the date that the financial statements were filed with the Securities and Exchange Commission.
16

first horizon national corporation savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),

Plan Number: 002

EIN: 62-0803242

December 31, 2015

(a)	(b)	(c)	(d)	(e)
		Description of investment
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor, or similar party	par, or maturity value	Cost	value

	Goldman Sachs Financial Square Government	Money market fund	(1)	$20,307,096

	First Horizon Self Directed Brokerage Account	Self-directed brokerage account	(1)	12,719,849

	Invesco Stable Value Fund	Common/collective - stable value fund	(1)	26,381,454

	BlackRock Life Path Index 2020 Fund	Common/collective trust fund	(1)	6,912,596
	BlackRock Life Path Index 2025 Fund	Common/collective trust fund	(1)	9,540,084
	BlackRock Life Path Index 2030 Fund	Common/collective trust fund	(1)	5,671,119
	BlackRock Life Path Index 2035 Fund	Common/collective trust fund	(1)	4,941,381
	BlackRock Life Path Index 2040 Fund	Common/collective trust fund	(1)	3,943,345
	BlackRock Life Path Index 2045 Fund	Common/collective trust fund	(1)	4,736,335
	BlackRock Life Path Index 2050 Fund	Common/collective trust fund	(1)	343,796
	BlackRock Life Path Index 2055 Fund	Common/collective trust fund	(1)	294,373
	BlackRock Life Path Index Retirement	Common/collective trust fund	(1)	4,673,209
	BlackRock US Debt Index F	Common/collective trust fund	(1)	4,535,449
	BlackRock MSCI ACWI EX US Fund	Common/collective trust fund	(1)	5,984,358
	BlackRock Russell 2000 Index Fund	Common/collective trust fund	(1)	6,511,165
	BlackRock Equity Index F	Common/collective trust fund	(1)	63,091,031
		Total common/collective trust funds		121,178,241

	Dodge & Cox Balanced Fund	Mutual fund	(1)	39,429,872
	T Rowe Price Institution Large Cap Value Fd	Mutual fund	(1)	13,994,322
	Mainstay Large Cap Growth Fund	Mutual fund	(1)	9,648,765
*	Dodge & Cox International	Mutual fund	(1)	9,724,129
*	Harding Loevner International Equity Instl	Mutual fund	(1)	9,724,129
**	Royce Premier Instl	Mutual fund	(1)	15,365,304
**	DFA U.S. Targeted Value I	Mutual fund	(1)	15,365,304
	Goldman Sachs Core Fixed Income	Mutual fund	(1)	13,561,182
	Lord Abbett Developing Growth Fund Inc	Mutual fund	(1)	13,089,122
		Total mutual funds		139,902,129

***	First Horizon National Corporation	First Horizon National Corporation common stock fund, 9,724,305.18 units	(1)	129,032,777

***	Participant Loans	Loan fund, interest rates ranging from 3.25% to 8.25%, collateralized by participants’ right, title and interest in and to the Plan, maturity dates range from 2016-2025	(1)	9,111,449

	Segregated participant investments:

	Fidelity Inst’l Govt Portfolio	Money market fund	(1)	212,589

	Exxon Mobil Corporation	Corporate stock, 7,558 shares	(1)	589,146
	Murphy Oil Corporation	Corporate stock, 3,000 shares	(1)	67,350
	Murphy USA Inc	Corporate stock, 750 shares	(1)	45,555
		Total corporate stock		702,051

				$459,547,635

* Presented in the aggregate to participants as the Non-US Equity Fund.

** Presented in the aggregate to participants as the Small Cap Value Fund.

*** Indicates party-in-interest to the Plan.

(1) Cost information is omitted for Plan assets which are participant-directed.

See accompanying report of independent registered public accounting firm.

17

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.	Consent of Independent Registered Public Accounting Firm [Mayer Hoffman McCann P.C.].

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Savings and Flexible Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN

Date: July 7, 2016	By:	/s/ Tanya L. Hart
Tanya L. Hart
Senior Vice President – Executive Compensation Manager, and Member of the Pension, Savings and Flexible Compensation Committee

18

EXHIBIT INDEX

No.	Description

23.1	Consent of Independent Registered Public Accounting Firm
[Mayer Hoffman McCann P.C.]
19